Forward Air Corporation
1915 Snapps Ferry Road, Building N
Greeneville, Tennessee 37745

May 14, 2025

VIA EDGAR

Office of Energy & Transportation
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Anuja Majmudar
Daniel Morris

Re:	Forward Air Corporation
Post Effective Amendment No. 2 to Form S-1
Filed May 8, 2025
File No. 333-280102

Dear Ms. Majmudar:

Forward Air Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 4:30 p.m., Eastern Time, on May 16, 2025, or as soon as practicable thereafter.

Should you have any questions or comments regarding this matter, please contact the Company’s legal counsel, Flora R. Perez, Esq., at (954) 765-0500.

[Signature page follows]

Very truly yours,

Forward Air Corporation

By:	/s/ Michael L. Hance
Name:	Michael L. Hance
Title:	Chief Legal Officer and Secretary

cc:	Flora R. Perez, Esq.
Greenberg Traurig, P.A.